UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Investors Financial Services Corp.
Full Name of Registrant

Former Name if Applicable

200 Clarendon Street
Address of Principal Executive Office (Street and Number)

Boston, MA 02116
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

             On October 21, 2004, the Audit Committee, in consultation with the Company’s management, determined to amend its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and the subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004 to restate the financial statements (the “relevant financial statements”) and related information contained therein, and, as such, that the financial statements of the Company and the related auditors’ report for the periods reported therein should no longer be relied upon. The Company’s restatement arises from the application of Statement of Financial Accounting Standards No. 91 (“FAS 91”) (Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases).

             During this past financial quarter, the Company engaged in a review of its accounting policies and practices with regard to its investment portfolio. In the course of this review, management and the Company’s Audit Committee, in consultation with Deloitte & Touche LLP (“Deloitte”), the Company’s independent registered public accounting firm, have reviewed the Company’s accounting policies under FAS 91. FAS 91 establishes the accounting for nonrefundable fees and costs associated with lending, committing to lend or purchasing a loan or a group of loans.

             The principal application of FAS 91 to the Company’s financial statements is in determining the accounting treatment of premiums paid and discounts realized on the purchase by the Company of securities backed by mortgages and other loans.  Historically, the Company had applied the prospective method to determine the amortization of such premiums and the accretion of such discounts for the securities in its investment portfolio.  The Company’s management and Audit Committee have determined that the appropriate treatment for application of FAS 91 to certain of the Company’s securities is the retrospective method.

             The Company has commenced recalculating the amortization of premiums and accretion of discounts in its investment portfolio resulting from the application of the retrospective method under FAS 91. The Company does not believe that the impact of this application will be significant in the years 2004, 2003 and 2002. The impact on 2001 reported earnings per share could be greater due to changes in interest rates that occurred in that year. The Company is working closely with the Audit Committee in evaluating the effects of the application of the retrospective method under FAS 91, and expects to complete this evaluation by November 15, 2004.

             The Audit Committee has discussed with Deloitte the matters disclosed in this filing.  The Company is working expeditiously to prepare its amended filings.  The Company’s restated annual financial statements will be subject to an audit by Deloitte and the Company’s restated quarterly financial statements will be subject to a review by Deloitte.  The Company intends to effect the restatements for all affected periods through amendments to its annual report on Form 10-K for the year ended December 31, 2003 on or about November 15, 2004 and its quarterly reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004 shortly thereafter.

             This form contains forward-looking statements (statements that are not historical facts). These statements, such as the Company’s statements regarding the impact of the change in application of FAS 91, the expected date of the completion of the Company’s evaluation of the effect of the change in application of FAS 91, and the expected date of filing of the amended Form 10-K and Forms 10-Q, are neither promises nor guarantees, are based upon assumptions and estimates that might not be realized and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include the time required to fully analyze the effect of the change in application to the retrospective method of accounting from the prospective method of accounting under FAS 91, the results of such analysis, and the time required for the Company’s independent auditors to audit and review the Company’s restated financial statements.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	John E. Henry	617	330-6402
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes			☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Investors Financial Services Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 27, 2004	By	/s/ Kevin J. Sheehan
Kevin J. Sheehan
Chairman and Chief Executive Officer

		By:	/s/ John N. Spinney, Jr.
John N. Spinney, Jr.
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).